4-3-7

SECURIT 05036396 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 McKnight East Drive
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Hohman (412) 367-3880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz, Rudoy & Roteman
(Name – *if individual, state last, first, middle name*)

436 Seventh Avenue, Koppers Building, Sixth Floor, Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, James D. Hohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Helen J. Wildschutte, Notary Public
Ross Twp., Allegheny County
My Commission Expires July 22, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRR HOROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

February 17, 2005

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of December 31, 2004, and the related statements of income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horovitz, Rudoy & Roteman

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	2,325,366
Broker deposit		50,000
Receivables from noncustomers		719,198
Furniture and fixtures - at cost, net of accumulated depreciation of $439,622		70,746
Leasehold improvements - at cost, net of accumulated depreciation of $2,644		12,582
Investment		3,300
Prepaid expenses		58,922
Prepaid corporate taxes		916
TOTAL ASSETS	$	3,241,030

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Commissions payable	$	571,831		
Accounts payable		22,547		
Accounts payable - related party		718,846		
Representative deposits		800		
Accrued expenses		940,298		
TOTAL LIABILITIES			$	2,254,322
STOCKHOLDERS' EQUITY				
Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding		33,750		
Paid-in capital		116,431		
Retained earnings		850,958		
Treasury stock , 66 shares at cost		(14,431)		
TOTAL STOCKHOLDERS' EQUITY				986,708
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	3,241,030

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	100,000
Increases:		-
Decreases:		
Payment of subordinated loan		(100,000)
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock
Balance, beginning	$ 33,750	$ 116,431	$ 845,744	$ (14,431)
Net income	-	-	5,214	-
Balance, ending	$ 33,750	$ 116,431	$ 850,958	$ (14,431)

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions on securities	$ 315,936	
Commissions on investment company shares	7,710,940	
Commissions on partnership interests	770,892	
Commissions on annuities	2,349,936	
Commissions - other	576,974	
Interest income	18,402	
TOTAL REVENUES		$ 11,743,080
EXPENSES		
Salaries and other employment costs	10,065,465	
Other operating expenses	1,681,692	
TOTAL EXPENSES		11,747,157
OTHER INCOME		
Miscellaneous income		9,291
NET INCOME		$ 5,214

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 11,791,047	
Cash paid to suppliers and employees	(10,803,935)	
Interest received	18,402	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,005,514
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal repayment - subordinated loan	(100,000)	
Principal payments on debt	(25,000)	
NET CASH USED BY FINANCING ACTIVITIES		(125,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		880,514
CASH AND CASH EQUIVALENTS - BEGINNING		1,444,852
CASH AND CASH EQUIVALENTS - ENDING		$ 2,325,366

The accompanying notes are an integral
part of the financial statements

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET INCOME		$ 5,214
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	$ 40,612	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Receivables	57,078	
Prepaid expenses	(55,849)	
Prepaid taxes	1,091	
Accounts payable	174,265	
Accrued liabilities	783,103	
TOTAL ADJUSTMENTS		1,000,300
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,005,514

The accompanying notes are an integral part of the financial statements

ALLEGHENY INVESTMENT, LTD.
NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

Assets	Economic Lives/Recovery Period
Office furniture and equipment	3 - 10 years
Leasehold improvements	10 - 40 years

Depreciation expense for the year ended December 31, 2004 amounted to $40,612.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivable From Noncustomers: Noncustomer receivables primarily consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2004 amounted to $35,765.

Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash Reserve

The Company has cash of approximately $25,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Note 5 - Profit Sharing Plan

The Company has adopted a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $87,560 to the plan during the year ended December 31, 2004.

Note 6 - Related Party Transactions

The Company currently rents office space from a related party Partnership in accordance with a lease agreement through January 2009 with monthly rent of $8,700. Rent expense for the year ended December 31, 2004 amounted to $104,400.

The following represents the minimum rental payments:

Years ended December 31, 2005	$	104,400
2006	$	104,400
2007	$	104,400
2008	$	104,400
2009	$	8,700

The Company has a payable of $718,846 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

Note 7 - Stockholders' Equity

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At December 31, 2004, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $666,657 which was $416,657 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.3148 to 1.

Note 9 - Investment

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company.

Note 10 - Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company. The Company has included a provision in the amount of $180,000 in the financial statements.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE I

NET CAPITAL	
Total stockholders' equity	$ 986,708
Less: Non allowable assets	
Receivable from noncustomers	56,668
Furniture and equipment	83,328
Prepaid expenses	59,838
Trail commissions over payables	85,380
Investment	3,300
TOTAL NON ALLOWABLE ASSETS	288,514
NET CAPITAL BEFORE HAIRCUTS	698,194
Haircuts on trading and investments securities - other	(31,537)
NET CAPITAL	$ 666,657
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable and deposits	$ 2,254,322
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 150,296
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital at 1500%	$ 516,362
Excess net capital at 1000%	$ 441,214
Excess net capital	$ 416,657
Ratio: Aggregate indebtedness to net capital	3.3148 to 1

See accompanying accountants' report

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, Inc. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	360,451
ADJUSTMENTS		
Decrease in receivable from noncustomers		286,518
Decrease in accrued distributions to shareholders		400,000
Increase in prepaid expenses		(3,454)
Audit adjustments to record additional expenses		(376,858)
AUDITED NET CAPITAL	$	666,657

See accompanying accountants' report

HRR HOROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

February 17, 2005

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Allegheny Investments, LTD. (the Company), for the year December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Horovitz, Rudoy & Roteman